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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2020

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Commission File Number: 001-38067

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Verona Pharma plc
(Translation of registrant's name into English)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Notification of Major Holdings TR-1 announcements (each a "TR-1 Announcement”)
On July 24, 2020 Novo Holdings A/S notified Verona Pharma plc (the "Company") using a Form TR-1 that its voting rights in the Company have crossed the 6 % threshold following the recent equity financing by the Company. The Novo TR-1 Announcement is furnished herewith as Exhibit 1.1 to this Report on Form 6-K.
On July 30, 2020 Abingworth LLP and Abingworth Bioventures VI LP notified the Company using a Form TR-1 that its voting rights in the Company have crossed the 5% threshold following the recent equity financing by the Company. The Abingworth TR-1 Announcement is furnished herewith as Exhibit 1.2 to this Report on Form 6-K.
On August 6, 2020 Growth Equity Opportunities Fund IV, LLC and Growth Equity Opportunities 17, LLC notified the Company using a Form TR-1 of its voting rights in the Company following the recent equity financing by the Company. The Growth Equity Opportunities TR-1 Announcement is furnished herewith as Exhibit 1.3 to this Report on Form 6-K.
Person Discharging Managerial Responsibilities ("PDMR") announcement (the "PDMR Announcement")
On August 4, 2020, the Company issued a press release reporting the issuance to Dr David Zaccardelli, CEO, and Mr Mark Hahn, CFO of the Company, an aggregate of 267,296 ordinary shares of 5 pence each (“Ordinary Shares”), represented by 33,412 American Depositary Shares (“ADSs”), following the vesting of previously granted Restricted American Depositary Share Units (“RADSUs”), and the disposal by them of an aggregate of 70,120 Ordinary Shares (represented by 8,765 ADSs) under 10b5-1 plans established for the purpose of selling ADSs to cover tax withholding requirements on vested RADSUs.
The PDMR Announcement is furnished herewith as Exhibit 1.4 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Novo TR-1 Announcement
1.2	Abingworth TR-1 Announcement
1.3	Growth Equity Opportunities TR-1 Announcement
1.4	PDMR Announcement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: August 10, 2020	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel